CERTIFICATE of QUALIFIED PERSON

I, Joshua W. Snider., do hereby certify that:

1. I am currently employed as an Engineer and Project Manager by:

   M3 Engineering & Technology Corporation
   2051 W. Sunset Road, Ste 101
   Tucson, Arizona 85704
   U.S.A.

2. I am a graduate of the University of Arizona and received a Bachelor of Civil Engineering in 1996.

3. I am a:
   Registered Professional Engineer in the State of Arizona (No.41971)

4. I have practiced engineering and project management at M3 Engineering for 16 years.

5. I have read the definition of "qualified person" set out in National instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6. I am responsible for the preparation of Sections 2, 3, 4, 18, 19, 21, 22, 23, and 24; I am also responsible in part for sections 1, 25 and 26 of the technical report titled "Nieves Project, Form 43-101 Technical Report, Preliminary Economic Assessment, Zacatecas, Mexico" dated October 31, 2012 (the "Technical Report")

7. I have had no prior involvement with the property that is the subject of the Technical Report.

8. I visited the Nieves Site in October 2012.

9. As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information required to be disclosed to make the report not misleading.

10. I am independent of the Quaterra Resources applying all of the tests in section 1.5 of National Instrument 43-101.

11. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

12. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including